Exhibit 99.1

Westport Innovations Inc. Intends to Offer Common Shares

VANCOUVER, Nov. 3 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT) announced today its intent to sell its common shares in the United States and Canada pursuant to a preliminary prospectus supplement to its base shelf prospectus dated July 28, 2009. Proceeds of an offering are expected to be used by the Company to further its business objectives of developing technology and relationships in new and adjacent market opportunities with OEMs focused on light-duty industrial and automotive and heavy-duty and high horsepower applications. Any remaining net proceeds are expected to be used for general corporate purposes, including working capital requirements, infrastructure development, market creation activities, potential acquisitions of businesses, technologies or other assets, debt repayments, general and administrative expenses, supply chain development and capital expenditures including new facilities and equipment The completion of an offering is subject to negotiation of an underwriting agreement between Westport and possible underwriters, satisfaction of customary underwriting closing conditions and the acceptance or approval of the Toronto Stock Exchange.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Westport in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Note: This document contains forward-looking statements regarding an anticipated offering of our common stock. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause us not to pursue an offering, including changes in our results of operations, changes in market opportunities for our products, changes in the general economy, and changes in conditions of and access to the capital and debt markets, Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information: Darren Seed, Vice President, Investor Relations & Communications, Westport Innovations Inc., Phone: 604-718-2046, Email: invest@westport.com
CO: Westport Innovations Inc.

CNW 16:10e 03-NOV-10